FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

      Form 20-F ______                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

New Found Hits 52 g/t Au Over 2.85m & 31.5 g/t Au Over 2.50m, Expands Jackpot to 185m of Strike and to 205m Depth

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 18, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 30 diamond drill holes that were completed as part of a drill program designed to test the newly discovered Jackpot Zone, an east-west striking, steeply dipping high-grade vein located on the east side of the highly prospective Appleton Fault Zone (“AFZ”), as well as from systematic grid drilling on the east side of the AFZ. New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Jackpot Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1415[1]	28.00	32.70	4.70	10.98	Jackpot
Including	28.00	29.30	1.30	38.41
NFGC-23-1447[1]	59.20	62.05	2.85	51.93	Jackpot
Including	59.20	61.10	1.90	77.82
NFGC-23-1458[1]	75.00	77.75	2.75	13.83	Jackpot
Including	76.60	77.30	0.70	49.31
NFGC-23-1464[1]	83.00	89.10	6.10	4.63	Jackpot
Including	83.35	83.95	0.60	38.87
NFGC-23-1488[2]	108.20	117.65	9.45	3.01	Jackpot
Including	110.00	110.70	0.70	25.70
NFGC-23-1505[1]	76.75	79.75	3.00	18.93	Jackpot
Including	78.90	79.75	0.85	61.78
NFGC-23-1574[1]	30.50	33.00	2.50	31.50	Jackpot
Including	31.30	32.15	0.85	90.40

Table 1: Jackpot Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, and 240% to 70% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Jackpot is a new high-grade gold discovery that was announced on June 22, 2023, with the discovery interval of 95.7 g/t Au over 3.25m in NFGC-23-1292 intercepted at a vertical depth of just 20m and situated 280m east of the AFZ. Immediate follow-up drilling resulted in multiple encouraging near-surface results including 119 g/t Au over 4.10m in NFGC-23-1425 and 147 g/t Au over 2.70m in NFGC-23-1423, both reported on September 5, 2023.
  Today’s results expand Jackpot to cover a mineralized strike length of 185m that extends to a depth of 205m. This mineralized corridor occurs within the overall Jackpot Fault, which covers an east-west strike of 345m.
  Within the Jackpot zone, there is a high-grade segment that is now defined over 75m strike, with mineralization starting at surface and extending down to a depth of 100m vertical. High-grade results released today that are in this domain include 51.9 g/t Au over 2.85m in NFGC-23-1447, 31.5 g/t Au over 2.50m in NFGC-23-1574, 18.9 g/t Au over 3.00m in NFGC-23-1505, 11.0 g/t Au over 4.70m in NFGC-23-1415, 13.8 g/t Au over 2.75m in NFGC-23-1458, and 4.63 g/t Au over 6.10m in NFGC-23-1464 (Figures 1-4).
  Jackpot continues to demonstrate strong high-grade continuity with characteristics similar to those observed in the neighbouring Lotto Zone. Ongoing drilling is targeting expansion of this east-west striking, steeply south-dipping structure along strike and to depth which remains open in all directions.

Melissa Render, VP of Exploration of New Found, stated: “Jackpot is another high-grade, near-surface discovery to add to the growing list of zones at Queensway. Our exploration team is doing a fantastic job targeting and quickly expanding on multiple new discoveries along the Appleton Fault corridor. Located 950m north of Lotto and adjacent to K2, we are encouraged to see such high-caliber results this far east of the AFZ and so far north of Keats, which is located 2.7km to the south. Several assays are pending from Jackpot and work continues to expand on this exciting new discovery.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-939	No Significant Values				East Grid
NFGC-22-1051	No Significant Values				East Grid
NFGC-22-1060	No Significant Values				East Grid
NFGC-23-1409	No Significant Values				Jackpot
NFGC-23-1415[1]	28.00	32.70	4.70	10.98	Jackpot
Including	28.00	29.30	1.30	38.41
NFGC-23-1440[1]	56.50	58.60	2.10	1.10	Jackpot
NFGC-23-1447[1]	59.20	62.05	2.85	51.93	Jackpot
Including	59.20	61.10	1.90	77.82
NFGC-23-1450[1]	68.00	70.15	2.15	1.82	Jackpot
NFGC-23-1458[1]	75.00	77.75	2.75	13.83	Jackpot
Including	76.60	77.30	0.70	49.31
NFGC-23-1464[1]	83.00	89.10	6.10	4.63	Jackpot
Including	83.35	83.95	0.60	38.87
NFGC-23-1470[1]	54.00	56.30	2.30	2.12	Jackpot
Including	54.70	55.05	0.35	11.40
NFGC-23-1488[2]	108.20	117.65	9.45	3.01	Jackpot
Including	110.00	110.70	0.70	25.70
NFGC-23-1496	No Significant Values				Jackpot
NFGC-23-1505[1]	76.75	79.75	3.00	18.93	Jackpot
Including	78.90	79.75	0.85	61.78
And[4]	101.45	104.00	2.55	1.66
NFGC-23-1509[2]	54.40	56.45	2.05	2.08	East Grid
And[1]	65.45	68.00	2.55	2.35
NFGC-23-1511	No Significant Values				Jackpot
NFGC-23-1529[3]	62.20	67.75	5.55	1.01	Jackpot
NFGC-23-1536[1]	129.90	134.10	4.20	1.24	Jackpot
NFGC-23-1537[3]	72.30	79.05	6.75	2.50	Everest
Including	78.75	79.05	0.30	36.10
And[4]	145.50	148.00	2.50	5.66
Including	147.40	148.00	0.60	21.10
NFGC-23-1542	No Significant Values				East Grid
NFGC-23-1545	No Significant Values				Jackpot
NFGC-23-1548	No Significant Values				East Grid
NFGC-23-1550	No Significant Values				Jackpot
NFGC-23-1564[1]	21.80	24.15	2.35	5.59	Jackpot
Including	22.70	23.30	0.60	20.40
NFGC-23-1572	No Significant Values				Jackpot
NFGC-23-1574[1]	30.50	33.00	2.50	31.50	Jackpot
Including	31.30	32.15	0.85	90.40
And[1]	42.10	46.00	3.90	1.93
NFGC-23-1680[2]	215.70	221.00	5.30	1.20	Jackpot
NFGC-23-1686[1]	118.35	121.15	2.80	4.15	Everest
Including	120.20	120.70	0.50	11.94
And[3]	160.85	162.95	2.10	2.55
Including	160.85	161.30	0.45	11.86
NFGC-23-1719	No Significant Values				East Grid
NFGC-23-1725	No Significant Values				East Grid

Table 2: Summary of composite results reported in this press release for Jackpot

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-939	300	-45	374	659498	5430419	East Grid
NFGC-22-1051	300	-45	63	659386	5430074	East Grid
NFGC-22-1060	300	-45	326	659398	5430246	East Grid
NFGC-23-1409	264	-45.5	99	659422	5429885	Jackpot
NFGC-23-1415	293	-57.5	96	659422	5429885	Jackpot
NFGC-23-1440	300	-45	96	659395	5429841	Jackpot
NFGC-23-1447	340	-62	99	659393	5429840	Jackpot
NFGC-23-1450	345	-45	114	659413	5429830	Jackpot
NFGC-23-1458	6	-55	114	659414	5429830	Jackpot
NFGC-23-1464	325	-62	123	659412	5429830	Jackpot
NFGC-23-1470	10	-58	102	659427	5429856	Jackpot
NFGC-23-1488	14	-60	177	659394	5429803	Jackpot
NFGC-23-1496	345	-70	171	659395	5429802	Jackpot
NFGC-23-1505	355	-48	111	659372	5429801	Jackpot
NFGC-23-1509	288	-54	113	659178	5429566	East Grid
NFGC-23-1511	330	-50	114	659371	5429800	Jackpot
NFGC-23-1529	35	-68	135	659427	5429855	Jackpot
NFGC-23-1536	317	-45	162	659543	5429816	Jackpot
NFGC-23-1537	300	-45	248	659141	5429723	Everest
NFGC-23-1542	300	-45	131	659172	5429453	East Grid
NFGC-23-1545	310	-50	123	659547	5429865	Jackpot
NFGC-23-1548	300	-45	488	659262	5429459	East Grid
NFGC-23-1550	355	-45	102	659547	5429865	Jackpot
NFGC-23-1564	350	-45	54	659512	5429893	Jackpot
NFGC-23-1572	313	-52	75	659546	5429890	Jackpot
NFGC-23-1574	5	-45	60	659436	5429875	Jackpot
NFGC-23-1680	334	-72	240	659369	5429743	Jackpot
NFGC-23-1686	299	-45.5	248	659521	5430060	Everest
NFGC-23-1719	318	-45	155	659222	5429539	East Grid
NFGC-23-1725	299	-45	179	659219	5429484	East Grid

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 32,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated October 18, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $29.5 million as of October 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
ckettell@newfoundgold.ca
+1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2023	NEW FOUND GOLD CORP.

	By:	/s/ Collin Kettell
Chief Executive Officer